                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 3)*

                   Under the Securities Exchange Act of 1934
                                       of
                     Sarah T. Butler (joined by her spouse)

                            Synovus Financial Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                           Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Garilou Page, Esq.
                            Synovus Financial Corp.
                          901 Front Avenue, Suite 202
                            Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 22, 2001
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 13 of this filing.

                                  SCHEDULE 13D

CUSIP NO.   87161C 10 5                        PAGE     2    OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           SARAH T. BUTLER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     17,036,086.899
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                         0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               17,036,086.899
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,036,086.899
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP NO. 87161 C 10 5                          PAGE    3     OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CLARENCE C. BUTLER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                           0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,726,904.899
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                          0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               17,036,086.899
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,036,086.899
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON* (See Instructions)
          IN
          ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 3 ("Amendment No. 3") is being made to the Schedule 13D as amended and restated by Amendment No. 2 filed on December 21, 2000 (the "Schedule 13D") jointly filed by Sarah T. Butler and Clarence C. Butler, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs"). This Amendment No. 3 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the termination of a voting lease that reduced by 13,311,843 shares the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus") deemed to be beneficially owned indirectly by Mrs. Butler and (2) certain proposals with respect to Synovus Common Stock. Other minor updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 3.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 3.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C Bancshares, Inc. ("TB&C"), through which Mrs. Butler and Dr. Butler may be deemed to beneficially own certain shares of Synovus Common Stock. The transaction reduced the number of shares of Synovus Common Stock deemed to be beneficially owned indirectly through TB&C by Mrs. Butler in her role as a director of TB&C. This reduction resulted from the termination of an agreement (the "Voting Lease") pursuant to which TB&C had leased certain rights in all shares of Synovus Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Sarah T. Butler; (b) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o W.C. Bradley 6/22/45 for William B. Turner.

         As previously reported in Amendment No. 2, other recent transactions in the stock of TB&C also affected Mrs. and Dr. Butler's beneficial ownership of shares of Synovus Common Stock. Those previously reported transactions consisted of:

- A gift on December 6, 2000, of 2,253,330 shares of common stock (15.4% of the outstanding voting stock) of TB&C from Mrs. Butler to Dr. Butler;


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-        A transfer on December 14, 2000, by Mrs. Butler of 2,249,604 shares of common stock (15.4% of the outstanding voting stock) of TB&C to the 2000 Sarah T. Butler Trust, a grantor retained annuity trust of which Mrs. Butler is the sole trustee ("Mrs. Butler's GRAT"), as well as gifts by Mrs. Butler of a total of 3,726 shares of common stock of TB&C to her children; and

- A transfer on December 14, 2000, by Dr. Butler of 2,253,330 shares of common stock (15.4% of the outstanding voting stock) of TB&C to the 2000 Clarence C. Butler Trust, a grantor retained annuity trust of which Dr. Butler is the sole trustee ("Dr. Butler's GRAT").

         The only funds or other consideration that has been or will be given in connection with the termination of the Voting Lease described above was a refund by each of the 600 Series Trusts of a pro rata portion ($51,074.95 by each of the three trusts or $153,224.85 in the aggregate) of the quarterly lease payments that had been paid by TB&C, in advance as required under the Voting Lease, for the three-month period ending March 1, 2001. The Series 600 Trusts funded these payments with cash on hand.

         TB&C was formed in 1986 by Mrs. Butler and her brother and sister, William B. Turner and Elizabeth T. Corn, to effect various family, financial and estate planning goals. In 1986, Mrs. Butler and her brother and sister contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. Since 1986, there have been six three-for-two splits of Synovus Common Stock, as a result of which each share of Synovus Common Stock outstanding in 1986 now represents approximately 11 shares of Synovus Common Stock (disregarding any cash settlements of fractional shares). There were two additional splits (one two-for-one split and one three-for-two split) between the time Mrs. Butler filed her initial Schedule 13D in October 1980 and the formation of TB&C in 1986. As a result, each share of Synovus Common Stock outstanding in October 1980 now represents 34 shares of Synovus Common Stock. These stock splits, together with the sharing of voting and investment power over the shares her brother and sister contributed to TB&C, have accounted for the vast majority of increases since 1980 in the number of shares shown as beneficially owned by Mrs. Butler.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mrs. Butler and her husband, who together own 30.8% through the GRATs that they established, (2) Mrs. Corn and her husband, who together own 29.4% through similar GRATs that they established and (3) Mr. Turner and his wife, who together own 28.9% through similar GRATs that they established. Mrs. Butler is one of six directors of TB&C. Dr. Butler is not a director of TB&C.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly. Prior to January 22, 2001, TB&C may also have been deemed to be the beneficial owner of 13,311,843 shares of Synovus Common Stock under the Voting Lease, pursuant to which TB&C had leased from STC the right to vote and the right to tender all, but


                                    5 of 15
not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The TB&C Board of Directors (which includes Mrs. Butler) made all decisions as to voting these shares under the Voting Lease and, if it had become relevant, would have made any decision as to any tender offer.

         The Voting Lease had an initial five-year term and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease were equal to $.0265625 per share of Synovus Common Stock, which was .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C used the quarterly cash dividends that it received with respect to the shares of Synovus Common Stock it owned directly as the source of funds to pay these lease payments. On January 22, 2001, TB&C terminated the Voting Lease for the reasons described in Item 4. As a result, no person, other than STC as trustee of each of the Series 600 Trusts, continues to have any beneficial ownership as a result of sharing voting or investment power as to the Synovus shares held on behalf of the Series 600 Trusts.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mrs. Butler and her brother and sister to effect various family, financial and estate planning goals for themselves and their lineal descendants. The gifts and transfers of TB&C stock described under Item 3 were effected in furtherance of these goals. In addition, Mrs. Butler and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the termination of the Voting Lease and the reorganization of TB&C described below. Accordingly, the Voting Lease was terminated on January 22, 2001.

         In addition, on January 17, 2001, the Board of Directors of Synovus approved a plan of reorganization involving TB&C and Synovus pursuant to which TB&C would transfer all of its assets, consisting primarily of 14,309,182 shares of Synovus Common Stock, to Synovus in exchange for 14,309,182 shares of Synovus Common Stock. Following the transfer, TB&C would liquidate and distribute all of its assets to its shareholders. This transaction is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986. The completion of the transaction is subject to numerous conditions precedent, including execution of a definitive agreement, approval of TB&C's shareholders and various regulatory approvals.

         Except for the proposed reorganization and related liquidation of TB&C described above, neither Mrs. Butler nor Dr. Butler has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus,


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


other than through Dr. Butler's participation in Synovus' Director Stock Purchase Plan or Synovus' Dividend Reinvestment and Direct Stock Purchase Plan;
(b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on pages 2-3
hereof are based on 285,584,009 shares of Synovus Common Stock outstanding on January 30, 2001 as provided by Synovus.

         Mrs. Butler. Mrs. Butler could be construed to be the beneficial owner of 17,036,086.889 shares (6.0%) of Synovus Common Stock. Certain of these shares have been beneficially owned by Mrs. Butler for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mrs. Butler has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 65,430 shares owned directly by Mrs. Butler, as to which both voting and investment power are shared with Dr. Butler; (b) 68,191.899 shares owned directly by Dr. Butler, as to which Mrs. Butler shares voting and investment power with Dr. Butler; (c) 25,078 shares owned by a revocable trust for the benefit of Dr. Butler and subject to his direction as to distributions, as to which Mrs. Butler shares voting and investment power with Dr. Butler (based on Dr. Butler's power to direct distributions from and to revoke the trust) and as to which voting power and investment power are shared with STC, as trustee of such trust; (d) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which both Dr. and Mrs. Butler are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; and (e) 14,309,182 shares owned directly by TB&C, as to which voting power and investment power are shared by Mrs. Butler (as a TB&C director) with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared by Mrs. Butler (as sole trustee of Mrs. Butler's GRAT) with the other principal shareholders of TB&C. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C.

         Dr. Butler. Dr. Butler could be construed to be the beneficial owner of 17,036,086.899


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


shares (6.0%) of Synovus Common Stock. Dr. Butler has shared voting and investment power as to 2,726,904.899 of these shares, as follows: (a) 68,191.899 shares owned directly by Dr. Butler, as to which voting and investment power are shared with Mrs. Butler; (b) 65,430 shares owned directly by Mrs. Butler, as to which voting power and investment power are shared by Dr. Butler with Mrs. Butler; (c) 25,078 shares owned by a revocable trust for the benefit of Dr. Butler and subject to his directions as to distributions, as to which voting power and investment power are shared with Mrs. Butler (based on Dr. Butler's power to direct distributions from and to revoke the trust), and as to which voting power and investment power are shared also with STC, as trustee of such trust. and (d) 2,568,205 shares owned by the B-T Foundation, as to which both voting power and investment power are shared with the other trustees of the B-T Foundation. As a principal shareholder of TB&C, Dr. Butler (as sole trustee of Dr. Butler's GRAT) may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned by TB&C.

         Additional information regarding the persons and entity with whom Mrs. and Dr. Butler share voting power and/or investment power is included on the next page.


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


                            INFORMATION REGARDING THE
                 DIRECTORS AND CONTROLLING SHAREHOLDERS OF TB&C,
          THE TRUSTEES OF THE B-T FOUNDATION, AND SYNOVUS TRUST COMPANY

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power             Employment
--------------------------------     -----------------------------------    --------------------------------------------------
William B. Turner                    Director and Controlling Shareholder   Advisory Director of
                                     of TB&C and Trustee of                 W. C. Bradley Co. (1017 Front Avenue,
                                     B-T Foundation                         Columbus, GA  31901)

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp. (901 Front Ave., Suite 301
                                                                            Columbus, GA  31901)

Sue Marie T. Turner                  Controlling Shareholder of TB&C        Homemaker
(wife of William B. Turner)          and Trustee of B-T Foundation

Sarah T. Butler                      Director and Controlling Shareholder   Homemaker
                                     of TB&C and Trustee of B-T
                                     Foundation

Clarence C. Butler                   Controlling Shareholder of TB&C        Retired Physician
(husband of Sarah T. Butler)         and Trustee of B-T Foundation          St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Director and Controlling Shareholder   Homemaker
                                     of TB&C and Trustee of B-T
                                     Foundation

Lovick P. Corn                       Controlling Shareholder of TB&C        Advisory Director
(husband of Elizabeth T. Corn)       and Trustee of B-T Foundation          W.C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Director of TB&C                       President
(adult son of William B. Turner)     and Trustee of B-T Foundation          W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Director of TB&C and                   Chairman of the Board
(adult son of Sarah T. Butler)       Trustee of B-T Foundation              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                    Director of TB&C and Trustee of        Director
(adult daughter of Elizabeth T.      of B-T Foundation                      W. C. Bradley Co.
 Corn)                                                                      1017 Front Avenue, Columbus, GA  31901

                                                                            Director
                                                                            Synovus Financial Corp., Suite 301
                                                                            901 Front Avenue, Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation              Homemaker
(adult daughter of Elizabeth T.
Corn)


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


                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power             Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA 31902

Sam Wellborn                         Trustee of B-T Foundation              Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

Synovus Trust Company,               Trustee of Revocable Trust for         Financial institution with trust powers
  as Trustee                         Clarence C. Butler
1148 Broadway, 2nd Floor
Columbus, GA  31901

------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

------------
         (c) There have not been any transactions within the last 60 days by Mrs. or Dr. Butler in shares of Synovus Common Stock, except for Dr. Butler's purchase of 284.10 shares at $26.29 per share on January 2, 2001 through the automatic reinvestment of cash dividends with respect to shares he owns through the Synovus Director Stock Purchase Plan.

         (d) Dr. Butler's revocable trust authorizes STC as trustee to make distributions of income and corpus as directed by Dr. Butler.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the proposed reorganization and related liquidation of TB&C described in Item 4, there are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed under this item.


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


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of Sarah T. Butler and
                           omitted pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A. (1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.

EXHIBIT D                  Power of Attorney from Sarah T. Butler, individually
                           and as trustee.(1)

EXHIBIT E                  Power of Attorney from Clarence C. Butler,
                           individually and as trustee.(1)

EXHIBIT F                  Agreement with respect to joint filing of Amendment
                           No. 3 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Sarah T. Butler and Clarence C. Butler. (1)

------------
(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Sarah T. Butler and Clarence C. Butler with the Securities and Exchange Commission on December 21, 2000.



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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 2001                 Sarah T. Butler, individually and as trustee


                                 By: /s/ Garilou Page
                                    --------------------------------------------
                                    Garilou Page, as Attorney in Fact


February 8, 2001                 Clarence C. Butler, individually and as trustee


                                 By: /s/ Garilou Page
                                    --------------------------------------------
                                    Garilou Page, as Attorney in Fact



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


                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of Sarah T. Butler and
                           omitted pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A. (1)

EXHIBIT C                  Agreement To Terminate Lease of Rights, dated January
                           22, 2001 between STC and TB&C.

EXHIBIT D                  Power of Attorney from Sarah T. Butler, individually
                           and as trustee.(1)

EXHIBIT E                  Power of Attorney from Clarence C. Butler,
                           individually and as trustee.(1)

EXHIBIT F                  Agreement with respect to joint filing of Amendment No.
                           3 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii),
                           dated December 15, 2000, between Sarah T. Butler and
                           Clarence C. Butler. (1)

------------
(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Sarah T. Butler and Clarence C. Butler with the Securities and Exchange Commission on December 21, 2000.


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